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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 20, 2006

Little Squaw Gold Mining Company
(Exact Name of Registrant as Specified in its Charter)

Alaska	001-06412	91-0742812
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	99203-1650
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01   Other Events.

Little Squaw Gold Mining Company ("Little Squaw" or "the Company") announces that it has received assays for the remaining 27 of 39 reconnaissance reverse circulation (RC) drill holes completed in September on its Chandalar, Alaska gold property. These results include a quartz vein intercept on the Eneveloe Prospect of 25 feet of 5.85 grams per tonne (g/t) gold (0.171 ounces per ton [oz/ton]), including 5 feet of 25.40 g/t (0.742 oz/ton) gold. Assay summaries for these holes are presented in a press release issued November 20, 2006.

The 2006 drill campaign, totaling 7,763 feet of RC drilling, successfully achieved its main intent – to flag which of the nine drilled prospects are worthy of continued evaluation.

A copy of the press release is attached hereto as Exhibit 99.1

Item 9.01   Financial Statements and Exhibits.

Exhibit 99.1   November 20, 2006 Press Release.

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>**Little Squaw Gold Mining Company**</u>
(Registrant)

Dated: November 22, 2006   By: /s/ Ted R. Sharp

Ted R. Sharp
Chief Financial Officer